EXHIBIT 19


LOGO

TREFOIL
International III,
SPRL

Stanley P. Gold
Director






1 March 2001


The Directors
Pacific Dunlop Limited
Level 3,
678 Victoria Street,
Richmond, Victoria, 3121


Dear Lady and Gentlemen


     It is with a great deal of regret that we write you to inform you that we will be voting "no" on your recently proposed Scheme of Arrangement. We will urge other shareholders to do likewise.

     We do not take this decision lightly. Like many other investors we have been patient to date and unfortunately have watched value dwindle substantially. The proposal you have put forward is inadequate. You ask shareholders to believe that managers who have eroded substantial shareholder value will somehow miraculously be able to generate real growth and significantly improve operating performance from those same assets. This requires an act of faith that we can no longer summon.

     Your announcement was an unmistakable concession that the conglomerate structure is sub-optimal. Yet, you continue to endorse that outmoded business model in your creation of "Residual Pacific Dunlop". The businesses of "Residual Pacific Dunlop" are not synergistic. Although you now recognize the deficiencies of the conglomerate structure (ie your willingness to de-couple Ansell) you are still proposing a mini-conglomerate for Automotive Distribution, Brands and Pacific Tyres. This is a recipe for continued erosion of shareholder wealth.

     It is time for hard choices. We believe that you have left shareholders in jeopardy by employing a financial tactic instead of adopting a comprehensive plan designed to fully unlock shareholder value. What you have proposed is too little too late. The continued fall in the Pacific Dunlop share price subsequent to your announcement is testimony to the lack of investor confidence in your approach. That share price is now hovering at a 16 year low.

     While the split of Ansell is a start, we believe it is the beginning and not the end. We believe that the optimal path for value recognition is for the Company to immediately begin to unbundle all of the Pacific Dunlop assets. Our five point plan, set out below, is designed to promptly generate a superior return for shareholders:

1. spin off Ansell, as we have repeatedly suggested and which you have now recognised, with Pacific Dunlop shareholders retaining their pro rata interests;

2. immediate implementation of an orderly process to release value from Residual Pacific Dunlop, including a potential sale of: Automotive Distribution, Pacific Brands (in whole or in parts), South Pacific Tyres and all other residual assets;

3. utilisation of all excess cash for either shareholder authorised on-market share buy-backs or returns of capital to shareholders, rather than corporate acquisitions;

4. appointment of a US/European based Chairman for Ansell and significant US/European representation on the Ansell Board; and

5.   commitment to significant reductions in corporate overhead.


     By comparison, your Scheme of Arrangement is cosmetic and not substantive. It will not realise full value for shareholders and should fail to gain the necessary shareholder support. The consideration of your proposed Scheme by shareholders is tantamount to a referendum on the Company's board and managerial leadership over the last several years. We believe you will lose that referendum. When you do, you will have no choice but to do what is appropriate -- accept responsibility for your failure and heed the will of shareholders of Pacific Dunlop by reconstituting the board and employing a management team committed to implementing our plan.



Yours sincerely



TREFOIL INTERNATIONAL III, SPRL


by /s/ Stanley P. Gold

Stanley P. Gold